Postal Realty Trust, Inc.

75 Columbia Avenue

Cedarhurst, New York 11516

December 9, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Ronald Alper

Re:	Acceleration Request of Postal Realty Trust, Inc.

Registration Statement on Form S-3 (File No. 333-251079) CIK No. 0001759774

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Postal Realty Trust, Inc., a Maryland corporation, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, Washington, D.C. time, on December 11, 2020, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hunton Andrews Kurth LLP, by telephoning Jim Davidson at (804) 356-0486.

Thank you for your attention to this matter.

Very truly yours,

POSTAL REALTY TRUST, INC.

By:	/s/ Andrew Spodek
Andrew Spodek
Chief Executive Officer and Director